

May 11, 2011

Via Facsimile
Douglas K. Thede
Executive Vice President, Finance and
Chief Financial Officer
Microstrategy, Inc.
1850 Towers Crescent Plaza
Vienna, VA 22182

> **Re: Microstrategy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 18, 2011**
> **File No. 000-24435**

Dear Mr. Thede:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparisons of the years ended December 31, 2010, 2009 and 2008

Costs and Expenses, page 47

1.   We note that in 2010 cost of revenues and general and administrative expenses increased significantly more than revenues, whereas in 2009, cost of revenues increased in proportion to revenues and general and administrative expenses decreased. We further note that the cost increases in 2010 are attributable in large part to increases in staffing levels. Please tell us whether staffing level increases will cause a material change in the

relationship between costs and revenues and if so, how you considered disclosing the expected impact on future results of operations. Please refer to Rule 303(A)(3)(ii) of Regulation S-K. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2011.

Provision for Income Taxes, page 50

2.   Please tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having a significant amount of earnings in countries where you have lower statutory tax rates. In this regard, while we note your disclosure that the decrease in the company's tax rate in 2010 was, in part, due to an increased proportion of foreign income taxed at lower rates, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, please tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2011. In this regard, we note that "stronger results outside the U.S." was a factor in the lower effective tax rate for the three months ended March 31, 2011.

Liquidity and Capital Resources, page 52

3.   We note that a substantial amount of your earnings of foreign subsidiaries are indefinitely reinvested outside of the U.S. Please tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350. This comment also applies to your Form 10-Q for the quarterly period ended March 31, 2011.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(h) Revenue Recognition, page 66

4.   We note your disclosure that vendor-specific objective evidence ("VSOE") of post-contract customer support ("PCS") is determined based upon the optional stated renewal

fee for PCS in the contract, which is the price the customer is required to pay when PCS is sold separately. Please tell us how you determined the stated renewal rates included in your arrangements are substantive. In this regard, please tell us your VSOE of PCS price range of renewal rates, the percentage of PCS arrangements that fall within this price range, and what percentage of your customers actually renew at such rates.

(8) Income Taxes, page 73

5.   We note the impact your international operations had on your effective tax rate in your rate reconciliation. Please provide us with a breakdown of the components of this line item and tell us how you considered providing further quantitative breakdown of this line item in your disclosure. See Rule 4-08(h)(2) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief